Filed Pursuant to Rule 433

Registration No. 333-170297

November 19, 2010

Summary of Terms

UNITRIN, INC.

$250,000,000 6.000% Senior Notes due November 30, 2015

Issuer:	Unitrin, Inc.

Ratings (Moody’s/S&P)*:	Baa3/BBB-

Note Type:	Senior Notes

Legal Format:	SEC Registered

Principal Amount:	$250,000,000

Trade Date:	November 19, 2010

Settlement Date (T+3 days):	November 24, 2010

Maturity Date:	November 30, 2015

Interest Rate:	6.000% per annum

Interest Payment Frequency:	Semi-annually

Interest Payment Dates:	May 30 and November 30

First Payment Date:	May 30, 2011

Pricing Benchmark:	1.25% due October 31, 2015

Benchmark Spot:	98-24 1/4

Benchmark Yield:	1.512%

Reoffer Spread to Benchmark:	448.8bps

Reoffer Yield:	6.000%

Reoffer Price:	99.998%

Gross Proceeds:	$249,995,000

Optional Redemption:	At the greater of 100% of the principal amount of the notes or at a make-whole of a discount rate of Adjusted Treasury plus 60 basis points.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

Macquarie Capital (USA) Inc.

Raymond James & Associates, Inc.

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

CUSIP Number:	913275AD5

ISIN Number:	US913275AD56

Conflicts of Interest:

Affiliates of BNY Mellon Capital Markets, LLC, Fifth Third Securities, Inc., J.P. Morgan Securities LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC are lenders under our revolving credit facility. Because the net proceeds from the offering of the notes will be used to repay indebtedness under our revolving credit facility, we expect that more than 5% of the net proceeds will be directed to one or more of such underwriters (or their affiliates), which would be considered a “conflict of interest” under NASD Rule 2720. As such, the offering is being conducted in accordance with NASD Conduct Rule 2720 of the Financial Regulatory Authority, Inc.

The Bank of New York Mellon Trust Company, N.A., an affiliate of The Bank of New York Mellon, is the trustee under the indenture for this offering. BNY Mellon Capital Markets, LLC, an affiliate of The Bank of New York Mellon, is an underwriter of this offering. The Bank of New York Mellon is a lender under our existing credit facility. Pursuant to the Trust Indenture Act of 1939, if an event of default were to occur with respect to the notes, The Bank of New York Mellon Trust Company, N.A. would be deemed to have conflicting interests, by virtue of being an affiliate of a lender under the credit facility and an affiliate of one of the underwriters of the notes. In that event, The Bank of New York Mellon Trust Company, N.A. would be required to resign as trustee or eliminate the conflicting interests.

See “Conflicts of Interest” in the prospectus supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from J.P. Morgan Securities LLC by calling collect 212-834-4533 or from Wells Fargo Securities, LLC by calling toll free 1-800-326-5897.

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